SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 12, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2016 RESULTS

1Q16 Highlights (as compared to 4Q15):

•	Net Revenue of US$146.8 Million Compared to US$147.8 Million

•	Gross Profit Was US$28.3 Million Compared to US$28.3 Million

•	Gross Margin of 19.3% Compared to 19.1%

•	Foreign Exchange Loss of US$5.3 Million

•	Net Earnings of US$0.11 Per Basic Common Share and US$0.10 Per Diluted Common Share Compared to US$0.08 Per Basic Common Share and US$0.07 Per Diluted Common Share

•	Generated US$39.0 Million Cash from Operations

•	Used US$14.7 Million to Repurchase Shares of ChipMOS Taiwan

•	New 15 Million Share Repurchase Authorized from May 13 to July 12, 2016

•	Retained Balance of Cash and Cash Equivalents at US$411.9 Million compared to US$376.9 Million, with Net Cash Balance of US$131.9 Million

Hsinchu, Taiwan - 05/13/2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the first quarter ended March 31, 2016. All U.S. dollar figures in this release are based on the exchange rate of NT$32.18 against US$1.00 as of March 31, 2016.

Net revenue for the first quarter of 2016 was NT$4,724.1 million or US$146.8 million, a decrease of 0.6% from NT$4,755.0 million or US$147.8 million in the fourth quarter of 2015 and a decrease of 9.5% from NT$5,218.1 million or US$162.2 million for the same period in 2015.

Net income attributable to equity holders of the Company for the first quarter of 2016 was NT$92.4 million or US$2.9 million, and NT$3.38 or US$0.11 per basic common share and NT$3.35 or US$0.10 per diluted common share, as compared to net income attributable to equity holders of the Company for the fourth quarter of 2015 of NT$65.9 million or US$2.0 million, and NT$2.42 or US$0.08 per basic common share and NT$2.38 or US$0.07 per diluted common share, and compared to net income attributable to equity holders of the Company in the first quarter of 2015 of NT$377.6 million or US$11.7 million, and NT$13.23 or US$0.41 per basic common share and NT$12.96 or US$0.40 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2016 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc. and ChipMOS TECHNOLOGIES (BVI) LTD. and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD (“ChipMOS Shanghai”).

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “First quarter revenue and gross margin were in-line with expectations in a traditionally seasonally weak quarter. We expect this to represent a trough point for 2016 quarterly revenue and our overall capacity utilization level. Given our positive outlook and view that our shares remain undervalued, our Board of Directors authorized a new repurchase program for 15 million shares of ChipMOS Taiwan from the open market in Taiwan during the period of May 13 to July 12, 2016. From a business standpoint, we expect to benefit starting in Q2 from a channel inventory rebuild related to the broader 4K2K TV market, and new product cycles in smartphones later in the year. We continued to gain momentum in Q1 in our LCD driver business, led by strength for large panels. Demand was seasonally softer from customers in our small panel LCD driver business. In memory, we also saw a mixed performance, with commodity DRAM demand higher and Flash related revenue slightly lower. We continue to gain traction in growth areas, with revenue in our mixed-signal business up 20.6% compared to 4Q15, and our WLCSP revenue up 71.9% compared to 4Q15. Overall, we are very optimistic about our prospects moving forward based on customer demand requirements, growth initiatives and expected improvements in the macro market. Our planned China expansion remains central to our longer-term success. Of note, we continue to work through the regulatory approval process related Tsinghua Unigroup’s proposed investment in ChipMOS Taiwan. While we are optimistic we will have a favorable outcome, we do not control the regulatory approval process or ultimate outcome. Importantly, our strong balance sheet will enable us to move forward in the near-term, if we need to, by self-financing our planned China expansion in the event of any delay on Tsinghua Unigroup’s investment. In line with this, our Board of Directors authorized ChipMOS Taiwan to enter a NT$13.2 billion (approximately US$410.2 million) syndication loan agreement in order to refinance our existing credit facilities on more favorable terms and to provide additional working capital for general corporate purposes. We expect to sign the new agreement with a syndicate of 10 Taiwan banks on May 16, 2016. Finally, we continue to make progress in the proposed merger of ChipMOS Taiwan and ChipMOS Bermuda. We filed our prospectus on February 26 with the U.S. Securities and Exchange Commission and filed an amendment to our prospectus on April 18. We are hopeful that we can hold shareholder votes in 3Q16, with a targeted closure on track for later in 3Q16.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We held gross margin at 19.3% in 1Q16 on slightly lower revenue. Our core operating results were actually better than reported if not for the negative impact of a US$5.3 million foreign exchange loss. We ended the first quarter with a net cash balance of US$131.9 million, after generating US$39.0 million in cash from operations, with US$35.0 million invested in CapEx, and US$14.7 million used for the repurchase of shares of ChipMOS Taiwan in 1Q16. We plan to spend US$134 million on CapEx for the full year 2016, including approximately US$53 million for LCD driver capacity build up at our China facility. This is part of our conservative, strategic investment approach, notwithstanding the lower utilization rate in 1Q16, which reflects seasonality. In fact, 87% of our driver assembly and test capacity for our higher margin LCD TV business is currently being utilized. Demand will only increase further as the market is moving to the 4K spec., which requires a significant increase in LCD driver content. As a result, it is imperative that we continue to add capacity in order to maintain our market share and to solidify our position in China’s rapidly expanding market.”

Selected Operation Data

	1Q16		4Q15
Revenue by segment
Testing		24%		25%
Assembly		35%		32%
LCD Driver		27%		28%
Bumping		14%		15%
Utilization by segment
Testing		60%		61%
Assembly		57%		60%
LCD Driver		76%		75%
Bumping		59%		63%
Overall		63%		65%
CapEx	US$	35.0 million	US$	30.3 million
Testing		16%		10%
Assembly		12%		22%
LCD Driver		58%		49%
Bumping		14%		19%
Depreciation and amortization expenses	US$	25.2 million	US$	24.1 million

Condensed consolidated statements of cash flows

	Period ended Mar. 31, 2016 US$ million	Period ended Mar. 31, 2015 US$ million
Net cash generated from (used in) operating activities	39.0	64.2
Net cash generated from (used in) investing activities	(30.4)	(56.8)
Net cash generated from (used in) financing activities	26.4	21.4
Net increase (decrease) in cash and cash equivalents	35.0	28.8
Effect of exchange rate changes on cash	0.0	0.1
Cash and cash equivalents at beginning of period	376.9	474.4
Cash and cash equivalents at end of period	411.9	503.3

Second Quarter 2016 Outlook

The Company expects revenue for the second quarter of 2016 will increase in the low single digits as compared to the first quarter of 2016. The Company expects gross margin on a consolidated basis to be in the range of approximately 17% to 21% for the second quarter of 2016. The Company expects depreciation and amortization expenses for the second quarter of 2016 to be approximately US$26 million. Operating expenses are expected to be approximately 8% to 11% of revenues in the second quarter of 2016. The Company expects CapEx spending to be approximately US$36 million in the second quarter of 2016. The total number of the Company’s outstanding common shares at the end of the second quarter of 2016 is expected to be approximately 27 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2016 results on Thursday, May 12, 2016 at 7:00 PM Eastern Time (7:00 AM Taiwan time, Friday, May 13, 2016). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13634933.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Qingpu Industrial Zone, Shanghai, China, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with International Financial Reporting Standards (“IFRS”), ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, non-controlling interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2016, Dec. 31, and Mar. 31, 2015

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
	USD	USD	USD
Revenue	146.8	147.8	162.2
Cost of revenue	(118.5)	(119.5)	(124.5)

Gross profit	28.3	28.3	37.7

Other operating income	1.1	2.0	0.8
Research and development expenses	(6.2)	(6.8)	(5.3)
Sales and marketing expenses	(0.6)	(0.6)	(0.8)
Administrative and general expenses	(6.6)	(8.2)	(5.4)
Other operating expenses	0.0	(0.1)	0.0

Operating profit	16.0	14.6	27.0

Non-operating income (expenses), net	(5.7)	(0.2)	(1.0)

Profit (loss) before tax	10.3	14.4	26.0
Income tax benefit (expense)	(3.3)	(9.3)	(4.8)

Profit (loss) for the period	7.0	5.1	21.2

Attributable to:
Equity holders of the Company	2.9	2.0	11.7
Non-controlling interests	4.1	3.1	9.5

	7.0	5.1	21.2

Profit (loss) for the period
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(0.4)	(1.6)	(0.2)
Net actuarial losses	—	(1.3)	—
Income tax effect	—	0.2	—

Total other comprehensive income (loss)	(0.4)	(2.7)	(0.2)

Total comprehensive income (loss)	6.6	2.4	21.0

Attributable to:
Equity holders of the Company	2.7	0.5	11.6
Non-controlling interests	3.9	1.9	9.4

	6.6	2.4	21.0

Earnings (loss) per share attributable to the Company - basic	0.11	0.08	0.41

Weighted average shares outstanding (in thousands) - basic	27,305	27,252	28,549

Net income (loss) attributable to the Company -diluted	2.9	2.0	11.7

Earnings (loss) per share attributable to the Company -diluted	0.10	0.07	0.40

Weighted average shares outstanding (in thousands) - diluted	27,579	27,653	29,125

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.18 against US$1.00 as of Mar. 31, 2016. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2016, Dec. 31, and Mar. 31, 2015

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
	NTD	NTD	NTD
Revenue	4,724.1	4,755.0	5,218.1
Cost of revenue	(3,812.1)	(3,845.7)	(4,004.3)

Gross profit	912.0	909.3	1,213.8

Other operating income	34.2	64.8	24.9
Research and development expenses	(200.9)	(219.6)	(170.9)
Sales and marketing expenses	(18.3)	(20.4)	(25.5)
Administrative and general expenses	(212.0)	(262.7)	(172.7)
Other operating expenses	(0.5)	(3.2)	(0.5)

Operating profit	514.5	468.2	869.1

Non-operating income (expenses), net	(185.7)	(5.8)	(33.4)

Profit (loss) before tax	328.8	462.4	835.7
Income tax benefit (expense)	(104.6)	(297.8)	(151.9)

Profit (loss) for the period	224.2	164.6	683.8

Attributable to:
Equity holders of the Company	92.4	65.9	377.6
Non-controlling interests	131.8	98.7	306.2

	224.2	164.6	683.8

Profit (loss) for the period
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(11.4)	(52.1)	(6.9)
Net actuarial losses	—	(41.9)	—
Income tax effect	—	7.1	—

Total other comprehensive income (loss)	(11.4)	(86.9)	(6.9)

Total comprehensive income (loss)	212.8	77.7	676.9

Attributable to:
Equity holders of the Company	86.3	15.3	373.4
Non-controlling interests	126.5	62.4	303.5

	212.8	77.7	676.9

Earnings (loss) per share attributable to the Company - basic	3.38	2.42	13.23

Weighted average shares outstanding (in thousands) - basic	27,305	27,252	28,549

Net income (loss) attributable to the Company - diluted	92.4	65.9	377.6

Earnings (loss) per share attributable to the Company - diluted	3.35	2.38	12.96

Weighted average shares outstanding (in thousands) - diluted	27,579	27,653	29,125

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Mar. 31, 2016, Dec. 31, and Mar. 31, 2015

Figures in Million of U.S. dollars (USD) (1)

	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	0.3	0.3	0.6
Investment in associates	11.0	10.8	9.9
Property, plant & equipment	447.9	438.2	427.8
Other non-current assets	11.4	10.6	9.9

Total non-current assets	470.6	459.9	448.2

Current assets
Inventories	54.5	51.8	54.8
Accounts and notes receivable	116.9	120.9	132.0
Short-term deposits	2.2	2.6	3.2
Other current assets	8.8	10.5	10.6
Cash and cash equivalents	411.9	376.9	503.3

Total current assets	594.3	562.7	703.9

Total assets	1,064.9	1,022.6	1,152.1

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.0	1.0	1.0
Capital surplus	300.7	303.2	358.2
Retained earnings	85.8	82.9	81.1
Other component of equity	14.5	14.7	14.1

Equity attributable to equity holders of the Company	402.0	401.8	454.4

Non-controlling interests	242.6	248.5	272.5

Total equity	644.6	650.3	726.9

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	192.9	154.9	179.6
Other non-current liabilities	18.9	19.0	18.2

Total non-current liabilities	211.8	173.9	197.8

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	45.5	38.3	46.2
Other current liabilities	75.9	76.3	95.2
Bank loans – current portion	48.1	48.1	46.9
Short-term bank loans	39.0	35.7	39.1

Total current liabilities	208.5	198.4	227.4

Total liabilities	420.3	372.3	425.2

Total equity and liabilities	1,064.9	1,022.6	1,152.1

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.18 against US$1.00 as of Mar. 31, 2016. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Mar. 31, 2016, Dec. 31, and Mar. 31, 2015

Figures in Million of NT dollars (NTD)

	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	10.0	9.9	18.5
Investment in associates	353.0	346.3	319.3
Property, plant & equipment	14,413.2	14,102.3	13,767.4
Other non-current assets	369.2	341.7	318.7

Total non-current assets	15,145.4	14,800.2	14,423.9

Current assets
Inventories	1,753.0	1,667.7	1,765.0
Accounts and notes receivable	3,760.8	3,890.5	4,247.2
Short-term deposits	72.3	85.2	102.7
Other current assets	283.5	337.6	342.4
Cash and cash equivalents	13,255.0	12,127.4	16,194.7

Total current assets	19,124.6	18,108.4	22,652.0

Total assets	34,270.0	32,908.6	37,075.9

EQUITY AND LIABILITIES
EQUITY
Issued capital	32.0	31.9	33.4
Capital surplus	9,678.1	9,757.2	11,526.9
Retained earnings	2,760.1	2,667.7	2,611.6
Other component of equity	465.8	472.0	452.4

Equity attributable to equity holders of the Company	12,936.0	12,928.8	14,624.3

Non-controlling interests	7,806.3	7,996.4	8,767.5

Total equity	20,742.3	20,925.2	23,391.8

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	6,209.0	4,985.8	5,780.0
Other non-current liabilities	607.8	610.8	583.9

Total non-current liabilities	6,816.8	5,596.6	6,363.9

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,463.0	1,232.4	1,486.7
Other current liabilities	2,443.7	2,456.8	3,064.8
Bank loans – current portion	1,549.0	1,548.7	1,510.6
Short-term bank loans	1,255.2	1,148.9	1,258.1

Total current liabilities	6,710.9	6,386.8	7,320.2

Total liabilities	13,527.7	11,983.4	13,684.1

Total equity and liabilities	34,270.0	32,908.6	37,075.9

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	March 31, 2016	December 31, 2015	March 31, 2015
	USD	USD	USD
Operating profit	16.0	14.6	27.0
Add: Depreciation	25.2	24.1	22.7
Amortization	0.0	0.0	0.0
Interest income	0.4	0.5	0.5
Less: Capital expenditures	(35.0)	(30.3)	(31.4)
Non-controlling interest	(4.1)	(3.1)	(9.5)
Interest expense	(1.0)	(0.9)	(1.0)
Income tax expense	(3.3)	(9.3)	(4.8)
Dividend	—	(3.9)	—

Non-GAAP free cash flow	(1.8)	(8.3)	3.5

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended,
	March 31, 2016	December 31, 2015	March 31, 2015
	USD	USD	USD
Operating profit	16.0	14.6	27.0
Add: Depreciation	25.2	24.1	22.7
Amortization	0.0	0.0	0.0

Non-GAAP EBITDA	41.2	38.7	49.7

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	March 31, 2016	December 31, 2015	March 31, 2015
	USD	USD	USD
Short-term bank loans	39.0	35.7	39.1
Long-term bank loans (including current portion)	241.0	203.0	226.5
Less: Cash and cash equivalents	(411.9)	(376.9)	(503.3)

Net debt	(131.9)	(138.2)	(237.7)

Equity attributable to equity holders of the Company	402.0	401.8	454.4

Net debt to equity ratio	-32.8%	-34.4%	-52.3%